Exhibit 99.6

INTERPOOL CONTACTS:

Mitchell I. Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284

Interpool, Inc. Corporate Headquarters
211 College Road East
Princeton, NJ 08540
609-452-8900

Morgen-Walke Associates
Investors: Christine Mohrmann/
Lauren Levine
Media: Steve DiMattia
(212) 850-5600	MAHER CHASSIS MANAGEMENT CONTACT: Ronald T. Gabbett President/CEO Maher Chassis Management, LLC 1210 Corbin Street Elizabeth, NJ 07207 908-659-2029 For Immediate Release

INTERPOOL, INC. AND MAHER CHASSIS MANAGEMENT, LLC
TO FORM JOINT VENTURE TO PROVIDE CHASSIS MANAGEMENT SERVICES

PRINCETON, NJ, November 20, 2001 – Interpool, Inc. (NYSE: IPX) and Maher Chassis Management, LLC, an affiliate of Maher Terminals, Inc., today announced an agreement to form a joint venture (JV) company to market and provide chassis management services to steamship lines, railroads and others in the intermodal community.

The joint venture will combine Interpool’s real-time Internet-based PoolStat chassis management service with Maher Chassis Management’s knowledge of terminal port operations, extensive logistics experience, and additional industry contacts and relationships. Through this combination, Interpool and Maher Chassis Management can provide a unique level of chassis management previously unavailable in the industry.

The joint venture’s services will allow for cooperative management, maintenance and interchange of chassis among steamship lines, rail roads, trucking companies and other chassis users. The framework of the JV will offer chassis users the opportunity to swiftly move toward a “gray” chassis on a national basis by allowing them to “pool” their chassis at common locations such as marine terminals and railroad depots. Interpool’s proprietary PoolStat software will compile data from each location and reports levels of chassis contribution as compared to levels of chassis usage by each contributor/user to the cooperative pool. Chassis users will benefit from both lower overall inventory requirements at each location and reduced repair and management costs. Ultimately, this platform will be positioned to allow the carriers to withdraw from chassis ownership and supply in the future.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, commented, “We feel that as the largest chassis supplier in the industry, it is our responsibility to also be leaders in efficient use of chassis. We believe that this joint venture will enable Interpool and Maher Chassis Management to provide an unprecedented level and quality of chassis management service to the industry. In doing so, we expect to partner with our customers and secure a strong competitive advantage. We are very pleased to be working with a highly respected terminal operator like Maher Terminals and look forward to supporting the industry with advanced logistical services.”

Basil Maher, a member of Maher Chassis Management as well as the President and COO of its affiliate, Maher Terminals, added, “We are pleased to be able to pursue this opportunity with the largest chassis provider in North America. When the Joint Venture is completed, the service offering of these two companies will provide steamship lines with unprecedented professional management of their chassis assets and a state-of-the-art Internet chassis management system. This will offer a solution to their chassis logistics dilemma and allow them to focus on their core business. This combination will also provide significant opportunity to marine and rail terminal operators as well as truckers.”

About Interpool

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

Interpool’s chassis division, Trac Lease, is the developer of the widely acclaimed PoolStat chassis management software program. This program has been in use for over five years, and serves a variety of management functions covering over 140,000 chassis in the United States.

To learn more about Interpool, please visit its web site at www.interpool.com.

About Maher Chassis Management

Maher Chassis Management is an independent and autonomous affiliate of Maher Terminals, Inc., one of the world’s largest independent, multi-user container terminal operators, with operations at Port Elizabeth in New Jersey. Maher Terminals was founded by Michael E. Maher in 1946, and has continuously operated in the Port of New York and New Jersey, earning a worldwide reputation as a leader in the field of stevedoring and terminal operations. Currently, Maher Terminals operates the largest contiguous terminal facility in North America.

Maher Terminals has been a leader in chassis management, having provided the first such service in 1975. Maher Terminals is widely considered to be the originator of the facility-wide cooperative chassis pool concept, having begun the first such “coop” at its Port Elizabeth Terminals in 1992.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in Interpool’s SEC filings. Interpool undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

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